

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Melvin Tan
CFO
Locafy Ltd
246A Churchill Avenue
Subiaco WA 6008, Australia

> **Re: Locafy Ltd**
> **Form 20-F for the Fiscal Year Ended June 30, 2023**
> **Filed October 11, 2023**
> **File No. 001-41333**

Dear Melvin Tan:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology